Exhibit 99.1

Suite 3400 – 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001
Toronto Stock Exchange: G	New York Stock Exchange: GG

GOLDCORP EXTENDS TAX ELECTION DEADLINE FOR FORMER GOLD EAGLE
SHAREHOLDERS

VANCOUVER, BRITISH COLUMBIA, January 14, 2009 – GOLDCORP INC. (TSX: G; NYSE: GG) announced today that it will extend the deadline date for former shareholders of Gold Eagle Mines Ltd. to make a joint tax election with Goldcorp.  The deadline for providing the tax information to Goldcorp is April 30, 2009.  However, any Tax Election information received after April 15, 2009 by Goldcorp cannot be assured of processing and return to the shareholder by April 30, 2009. Details regarding the tax election are contained in the offer documents and at https://www.goldcorptaxelection.com.  Former Gold Eagle shareholders may also call the Assistance Hotline number: 1-877-806-7224.

Goldcorp is North America’s lowest-cost and fastest growing senior gold producer.  Its gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Cautionary Note Regarding Forward-Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver, copper, zinc and lead, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Goldcorp to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of Gold Eagle’s business, properties and assets with Goldcorp, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, zinc and lead as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in Goldcorp’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. and Goldcorp’s Annual Information Form on file with the securities regulatory authorities in Canada. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.
Readers should not place undue reliance on forward-looking statements.  For a more detailed discussion of such risks and other factors, please refer to Goldcorp’s website, www.goldcorp.com.

CONTACT INFORMATION:

Goldcorp Inc.
Jeff Wilhoit
Vice President, Investor Relations
(604) 696-3074
Fax: (604) 696-3001
Email: info@goldcorp.com
Website: www.goldcorp.com